Form 3 – EXHIBIT 99.1

(1)	The shares of Class B common stock of Osiris Acquisition Corp. (the “Issuer”) reported as beneficially owned represent the aggregate number of shares that are held of record by Osiris Sponsor, LLC (“Osiris Sponsor”). The shares of Class B common stock are convertible into share of the Issuer’s Class A common stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254997). The shares of Class B common stock have no expiration date.

Osiris Sponsor is a Delaware limited liability company managed by Fortinbras SPAC Holdings LLC, a Delaware limited liability company. Fortinbras SPAC Holdings LLC is managed by Fortinbras Enterprises LP, a Delaware limited partnership (“Fortinbras Enterprises”). Fortinbras Enterprises Holdings LLC, a Delaware limited liability company (“HoldCo”) serves as the general partner of Fortinbras Enterprises. Benjamin E. Black is the sole member of HoldCo and as such may be deemed to have voting and dispositive control of the shares of our common stock held of record by Sponsor.

Each of the reporting persons, and Mr. Black, disclaims beneficial ownership of any shares of the Issuer’s shares of Class A common stock and Class B common stock owned of record by Osiris Sponsor, or that may be beneficially owned by any of the other reporting persons, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address of each of Osiris Sponsor, Fortinbras Enterprises, HoldCo, and Mr. Black is 95 5th Avenue, 6th Floor, New York, NY 10003.